Exhibit (a)(8)
PACIFIC INTERNET LIMITED
(Singapore Company Registration No. 199502086C)
Questions & Answers
A. Strategic Plan
1.	MediaRing said it believes that PacNet has not substantiated its business plan with concrete financial projections, or fully addressed the various risks, challenges and competition that it would be facing in the new markets and new business segments in executing its business plan. Is this right?
Our Strategic Plan is sound.
•	We are pleased that MediaRing agrees that our overall strategy is in line with the general industry trend.

•	Our Strategic Plan provides direction and framework to transform PacNet’s existing business model, address inherent strategic weaknesses and drive continuing growth.

•	The plan is an outcome of a 100-day strategic review by the management team led by the CEO, and crafted after careful review and consideration of our operating environment and industry outlook.

•	Due to legal and commercial sensitivities, we will not be able to unveil details of our plan at this stage.

•	We believe our Strategic Plan is sound.
We have the ability to execute the plan.
•	The success of any business plan lies with the ability to execute the plan.

•	The Independent Directors believe PacNet’s proven track record of financial discipline, depth of management, strong brand name and strong customer satisfaction culture, its strong management team which has a sound knowledge of the Asia-Pacific info-communications technology industry is capable of realising the longer term value of PacNet by executing PacNet’s strategic business plan.
We have considered the risks and challenges in our plan.
•	With regards to execution and business risks, we believe all companies face certain risks when executing their strategies. We have a keen appreciation of the risks and challenges in our operating environment and our business plans have been shaped to take these into account.

•	We believe we can leverage our proven track record of financial discipline, depth of management, strong brand name and strong customer satisfaction culture, and a strong management team, which has a sound knowledge of the Asia-Pacific info-communications technology industry when executing the plan.

•	PacNet’s various risk factors are listed in our annual report filed on Form 20F with the United States Securities and Exchange Commission.

2.	Are there currently other potential bidders for PacNet? If not, does that make MediaRing’s offer the only viable option available for shareholders?

•	PacNet has been approached by different parties, and has initiated contact with multiple parties who have expressed an interest in exploring strategic alternatives and transactions to maximize shareholder value.

•	There is a possibility that such efforts, given sufficient time, may deliver higher value.

•	However, PacNet cannot assure that any strategic alternative will materialise.
B. PacNet Board’s Recommendations
3.	Despite the IFA’s opinion that the revised offer is “fair”, PacNet’s Board is recommending that shareholders who presently take a medium to long-term view of their investments in the shares reject MediaRing’s revised offer. Why?

•	In making their recommendations to Shareholders, the Independent Directors have been guided by the suggestions of KMPG Corporate Finance as set out in Appendix I to the Supplemental Circular.

•	In recommending the course of action to Shareholders who presently take a medium to long-term view of their investments in the Shares, the Independent Directors have considered or taken into account, inter alia, the following:
(i)	the Independent Directors’ belief that PacNet’s strategic business plan to transform itself over the next five years into an “IP-based Communications and Solutions Provider”, is in line with market opportunities and industry trends and capitalizes on PacNet’s unique position as the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific and that if successful, may result in the creation of significant additional value for PacNet and its shareholders;

(ii)	the Independent Directors’ belief that, with PacNet’s proven track record of financial discipline, depth of management, strong brand name and strong customer satisfaction culture, its strong management team which has a sound knowledge of the Asia-Pacific info-communications technology industry is capable of realising the longer term value of PacNet by executing PacNet’s strategic business plan; and

(iii)	the fact that PacNet has been approached by, and has initiated contact with, multiple parties who have expressed an interest in exploring strategic alternatives and transactions to maximize shareholder value, and the possibility that such efforts may, given sufficient time, deliver higher value; although the Independent Directors and PacNet cannot assure that any strategic alternative will materialise.

4.	What is Vantage’s role in the offer process? Is Vantage involved in the Board’s deliberation of MediaRing’s revised offer?

•	Vantage has disclosed a 29.2 per cent stake in PacNet, making it the largest shareholder in PacNet currently. Vantage will have an opportunity to consider the revised offer, like any other shareholders.

•	Any determination as to whether Vantage’s representatives are regarded as independent directors for the purposes of making a recommendation on the MediaRing offer is made in consultation with the Securities Industry Council where relevant. Such consultation is an ongoing process.
Responsibility Statement
The Directors of PacNet (including those who may have delegated detailed supervision of this document) have taken all reasonable care to ensure that the facts stated and opinions expressed in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.

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